UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY ISSUES BUSINESS UPDATES

Seoul, South Korea – March 9, 2017 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today provided following business updates on Ragnarok Online IP-based mobile games.

•	Ragnarok R, a card RPG mobile game

A card RPG mobile game, Ragnarok R(locally titled as RO Xianjing Chuanshuo : Fuxing), was launched in China on October 18, 2016.

On December 1, 2016, Gravity launched Ragnarok R in Taiwan. Based on sales rankings in Taiwan*1, Ragnarok R was ranked as one of the top 10 mobile games at its peak.

On February 10, 2017, Ragnarok R(locally titled as Ragnarok Revival) was launched in Thailand. Based on sales rankings in Thailand*1, Ragnarok R was ranked as one of the top 10 mobile games at its peak. Such game is scheduled to be launched in Korea during the first half of 2017.

Gravity is the local publisher of Ragnarok R in Taiwan, Thailand and Korea.

•	Ragnarok M, an MMORPG mobile game

On January 19, 2017, Ragnarok M(locally titled as Xianjing Chuanshuo RO : Shouhuyonghengdeai), an MMORPG mobile game, was released for an open beta test(“OBT”) in China. During the OBT, which included testing for billing systems, Ragnarok M was ranked as one of the top 30 iOS games at its peak, based on sales rankings in China*1.

X.D. Network Inc., re-licensed by Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”) to distribute Ragnarok M in China, began an official service for such game on March 1, 2017.

Ragnarok M is expected to be launched in Taiwan and Korea during 2017.

*1 Descriptions about rankings of the games are based on various statistical data available from public sources and such rankings do not necessarily reflect actual profits from such games.

•	Background

Ragnarok R and Ragnarok M were developed as results of a license and development agreement between the Company and Dream Square, as described in a Current Report on Form 6-K dated January 25, 2017.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 78 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2015 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: ircommunication@gravity.co.kr

Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: March 9, 2017